[HYDROGENICS LOGO]










                                                            5985 McLaughlin Road
                                                            Mississauga, Ontario
                                                                 Canada  L5R 1B8
                                                             Phone: 905.361.3660
                                                               Fax: 905.361.3626
                                                             www.hydrogenics.com

HYDROGENICS
SECOND QUARTER REPORT



FOR THE SIX MONTHS ENDED
JUNE 30, 2003


[HYDROGENICS LOGO]                        5985 McLaughlin Road
                                          Mississauga, Ontario
                                          Canada  L5R 1B8
                                          Phone:905.361.3660
                                          Fax:905.361.3626
                                          www.hydrogenics.com



SECOND QUARTER REPORT TO SHAREHOLDERS

We are very pleased to present Hydrogenics' second quarter 2003 report to our shareholders. In addition to outstanding financial performance, during the quarter we substantially completed the integration of Greenlight Power Technologies Inc., secured new and follow-on orders for our emerging power products business and successfully defended a patent infringement lawsuit. As well, we strategically partnered with other organizations to pursue substantial government funding opportunities for our growing research and development efforts. All of these activities contributed to excellent first half results and position us well for continued growth and success over the balance of the year.

On the financial front, we achieved record revenues of US$15.3 million in the first six months, representing a 172 percent increase in revenues over last year's revenues for the comparable period. More importantly, our revenues for the first six months yielded a 204 per cent increase in gross profits to US$5.0 million.

By consistently securing orders with solid gross profits, we continue to accentuate the importance of our long-standing business strategy to target premium power applications such as aerospace, equipment for research and development, military applications and technology demonstrators prior to the larger consumer applications of fuel cells in the future. Our continued ability to expand our gross profits as we achieve early commercial traction is critical to sustain our ongoing investment in product and market development.

OUR 2003 GOALS

Naturally, our ultimate goal is to create shareholder value through sustainable growth strategies and responsible business practices. In view of the accomplishments that we are reporting this second quarter and first half, we believe that we are delivering on this ultimate goal in a fashion that is distinct among our peers in the fuel cell sector. Our collective goals for 2003 are highlighted under the broad headings:

     1.  Commercial Sustainability

     2.  Strategic Alliances

     3.  Commercial Fuel Cell Products

     4.  Global Reach


Commercial Sustainability

Hydrogenics' first goal speaks to our commitment to operate as a viable, profit-generating business. Our commitment to this goal is reflected by the 172 percent increase in our first half revenues and a corresponding 204 percent increase in gross profits for the same period. This has been achieved by maintaining our focus on growing high margin revenue streams and by optimizing revenue growth through efficient deployment of capital, SG&A, and R&D resources. In order to effectively identify high value, high margin segments of the fuel cell market, Hydrogenics is focusing on customer applications which are currently under-satisfied by incumbent technologies and which demand new capabilities that fuel cells can provide. By focusing on demand driven, near-term market niches, Hydrogenics is better able to manage the risk of introducing products at unattractive or negative margins before end user demand has materialized.

We continue to run our company as a business. Simply put, that means we sell products for more than it costs to make them, and we prefer to use the cash generated in this fashion to fund our corporate growth, rather than using our cash reserves. Our ability to achieve gross profits and thereby minimize cash burn, has always been a Hydrogenics hallmark. We are particularly pleased that we realized an increase in our balance of cash and short-term investments during the second quarter, in spite of the unfavorable impact of litigation expenses and the appreciation of the Canadian dollar.

Strategic Alliances

Our second goal of establishing and capitalizing on strategic alliances is vital to our goal of taking products to market.

During the quarter, Hydrogenics and John Deere announced an expansion of their working relationship, which was marked by John Deere's purchase of six Hydrogenics' 10kW fuel cell power modules for integration and evaluation in off-road vehicle applications including grounds equipment and utility vehicles. This order builds on John Deere's previous integration of Hydrogenics' 20kW power module in a ProGator demonstrator commercial work vehicle. The vehicle has undergone successful testing in the first half of 2003 and has been demonstrated at several venues across North America.

During the quarter, Hydrogenics also announced a partnership agreement with the City of Toronto and Exhibition Place regarding a three year fuel cell demonstration initiative. This project will provide an excellent opportunity to demonstrate a wide range of Hydrogenics' unique technologies and power products.

Commercial Fuel Cell Products

Our third goal of advancing our commercial product development of fuel cells is dependent on strong research and development efforts. With the transition of test products to Greenlight's facilities in Vancouver, our Mississauga facility has ramped up research and development activity around our power products portfolio, as evidenced by the introduction of our new electrolyzer and our 10kW power module during the quarter.

Our research and development efforts continue to focus on innovations that reduce cost and components in fuel cell stacks and power modules. Our modular power module architecture allows us to leverage our existing technology across a wide range of customer applications and markets in an efficient manner.

Global Reach

Hydrogenics, through Greenlight, continues to expand its global reach by adding new domestic and international test equipment customers. The Asia-Pacific region continues to aggressively pursue advancements in test equipment and technology as is reflected in the recent increased sales quotation activity from that region. We now have an installed base of over 375 test stations worldwide, serving more than 50 customer sites.

To date all our power module sales have been in North America, however, we are increasingly fielding enquiries from prospective international customers. We continue to pursue additional partners and channels for our fuel cell technology with global leaders of the same caliber and strength as General Motors and John Deere.

OUTLOOK

The strength of our first half financial performance gives us confidence that we are on track to achieve some of the aggressive financial targets we established earlier this year. Based on confirmed orders in excess of $12 million and the strength of our sales quotation activity, we believe that our annual revenue guidance, in the range of $30 million to $32 million, will be achieved -- with second half revenues expected to be skewed slightly towards year-end.

Our number one priority continues to be commercial sustainability and as such we intend to continue to match our headcount and capital investment with the pace and adoption rate of fuel cell technology. We are proud of the growth in our cash balance during the quarter and are confident about our growth prospects going forward.

FINANCIAL RESULTS -- DISCUSSION AND ANALYSIS

The following sets out management's discussion and analysis of our financial position and results of operations for the three and six months ended June 30, 2003 and 2002. The information is intended to assist our readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three and six months ended June 30, 2003 and 2002, and our audited annual consolidated financial statements for the year ended December 31, 2002 and the accompanying notes therein.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles
(GAAP).Canadian GAAP differs in some respects from U.S. GAAP and the measurement differences affecting us have been disclosed in note 12 to our financial statements.

Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; our ability to effectively integrate acquired companies; our ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in our 2002 Annual Report entitled "Business Risks" for a more complete discussion of factors that could affect Hydrogenics' future performance.

Basis of presentation and accounting policies

Our accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the unaudited financial statements for period ended June 30, 2003 are unchanged from those noted above, except the Company is now reporting additional segmented information.

Prior to the acquisition of Greenlight Power Technologies, Inc. (Greenlight) in January 2003, our test business and power products business were both operated out of our Mississauga, Ontario facility. The acquisition of Greenlight has facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

Test revenues include revenues from the sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power revenues include revenues from system integration, fuel cell stacks, power modules, auxiliary power units and engineering services. Engineering services are derived from a contract with General Motors, pursuant to which we provide technician and support services at a General Motors facility.

The adoption of new accounting standards is described in note 3 of the unaudited consolidated interim financial statements, with key changes highlighted below.

(a) Guarantees

The Company has adopted the newly issued CICA Accounting Guideline No. 14 ("AcG 14") relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. Adoption of this new standard did not have an impact on the Company's financial position, results of operation or cash flows for the six months ended June 30, 2003. Additional disclosures required by AcG 14 have been provided in the financial statements.

For U.S. GAAP purposes, the Company has adopted the newly issued FASB Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107" ("FIN 45"). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. Adoption of this new standard did not have an impact on the Company's financial position, results of operation or cash flows for the six months ended June 30, 2003.

Revenues

Revenues were $6.8 million for the three months ended June 30, 2003 compared with $3.5 million for the same period in 2002. For the six months ended June 30, 2003, revenues were $15.3 million compared with $5.6 million for the six months ended June 30, 2002. The increase in year-over-year revenues is primarily attributable to a significant increase in test revenues from the sale of test equipment during the first six months of 2003.

Test revenues were $5.4 million, or approximately 78 percent of total revenues, for the three months ended June 30, 2003. For the six months ended June 30, 2003, test revenues were $12.4 million, or approximately 81 percent of total revenues.

Power revenues were $1.5 million, or approximately 22 percent of total revenues, for the three months ended June 30, 2003. For the six months ended June 30, 2003, power revenues were $2.8 million, or approximately 19 percent of total revenues. Included in power revenues are engineering services revenues of $0.8 million for the three months ended June 30, 2003 and $2.1 million for the six months ended June 30, 2003. Due to the early development stage of the markets for our power products we expect power revenues to fluctuate significantly from period to period.

Based on preliminary information, we expect 2003 annual revenues to be approximately double the amount for 2002. The acquisition of Greenlight in January 2003 will contribute to the increase as will expanded marketing and service efforts in Asia and Europe.

Cost of revenues

Cost of revenues was $4.6 million for the three months ended June 30, 2003 compared with $2.4 million for the same period in 2002. For the six months ended June 30, 2003, cost of revenues was $10.2 million compared with $4.0 million for the six months ended June 30, 2002. Cost of revenues consists primarily of materials, direct labor costs and overhead expenses relating to engineering, design and manufacturing. The costs of providing engineering and testing services for our customers, although heavily oriented towards research and development activities, are included in cost of revenues.

Gross profits

Gross profits were $2.2 million, or 33 percent of revenues, for the three months ended June 30, 2003 compared with $1.1 million, or 30 percent, of revenues for the same period in 2002. For the six months ended June 30, 2003, gross profits were $5.0 million, or 33 percent of revenues, compared with $1.6 million, or 29 percent of revenues, for the six months ended June 30, 2002. The increase in gross profits is primarily attributable to the increase in year-over-year revenues. The increase in gross margin percentage from 2002 to 2003 for the first six months is attributable to the higher mix of test equipment revenues.

We expect gross profits in 2003, as expressed in absolute dollars, to increase from 2002 due primarily to an anticipated increase in revenues. Gross margins, as a percent of revenues, may decline somewhat as we expect engineering services gross profits to decline due to both a reduction in contracted revenues as well as a decline in corresponding gross margins.

Selling, general and administrative

Selling, general and administrative expenses (SG&A) were $3.2 million for the three months ended June 30, 2003, compared with $1.5 million for the same period in 2002. For the six months ended June 30, 2003, SG&A expenses were $5.6 million compared with $2.6 million for the six months ended June 30, 2002. The increase in SG&A expenses is primarily attributable to increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs and expanded business activities as we grow our marketing efforts. Increased legal expenses of approximately $0.6 million have been incurred year-to-date in defense of a patent infringement lawsuit.

We expect SG&A to increase in 2003 from 2002, due in part to the acquisition of Greenlight in January 2003, as well as our increasing efforts to develop market opportunities for power products. Certain SG&A synergies are expected to be realized as a result of the integration of Greenlight with Hydrogenics. We expect SG&A to grow at a slower rate than the anticipated increase in gross profits as we gain economies of scale and improve our productivity.

Research and development

Research and development (R&D) expenses were $3.0 million for the three months ended June 30, 2003, compared with $1.1 million for the same period in 2002. For the six months ended June 30, 2003, R&D expenses were $4.6 million compared with $1.9 million for the six months ended June 30, 2002. R&D costs consist primarily of materials, labor costs and legal fees for the protection of intellectual property as well as overhead attributable to R&D activity. There has been a significant increase in R&D expenditures during the second quarter 2003 and year-to-date related to our emerging power products business. Key R&D activities during the first half of 2003 include but are not limited to: the NRCan bus project, the development of our 10kW power module, the HySTAT project for the City of Toronto demonstration scheduled for third quarter, the development of our electrolyzer, vehicle-to-grid research and development initiatives and re-fueling initiatives.

Alignment of resources with market and development opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Our R&D efforts remain focused on viable commercial applications, and are funded by (i) gross profit margins;(ii) government grants;(iii) joint development agreements; and, where necessary (iv) existing short-term investments.

Research and development grants

R&D grants were $0.5 million for the three months ended June 30, 2003, compared with nil for the same period in 2002. For the six months ended June 30, 2003, R&D grants were $1.3 million compared with $0.3 million for the six months ended June 30, 2002. R&D grants, which include government funding and monies received under joint development agreements, are disclosed as a reduction of R&D expense in the Statement of Operations and Deficit, and are not included in revenues.

Depreciation of property, plant and equipment

Depreciation expense was $0.6 million for the three months ended June 30, 2003, compared with $0.3 million for the same period in 2002. For the six months ended June 30, 2003, depreciation expense was $1.1 million compared with $0.6 million for the six months ended June 30, 2002. The majority of the increase is attributable to higher levels of property, plant and equipment associated with the acquisition of Greenlight.

Amortization of intangible assets

Amortization of intangible assets was $3.2 million for the three months ended June 30, 2003 compared with $3.8 million for the same period in 2002. For the six months ended June 30, 2003, amortization of intangible assets was $6.5 million compared with $7.5 million for the six months ended June 30, 2002. The corresponding impact on loss per share related to the amortization of intangible assets for the three months ending June 30, 2003 was $0.06 per share and for the six months ending June 30, 2003 was $0.12 per share. Assuming no additional intangible assets are acquired, or impairment of value realized, the full year amortization for 2003 is expected to be $12.9 million. The corresponding impact on loss per share related to the amortization of intangible assets for the full year is expected to be $0.24 per share based on the weighted number of shares outstanding during the first six months of 2003.

Intangible assets consist of certain fuel cell stack technology acquired from General Motors on October 16, 2001, rights to certain patents and patent applications acquired in 2002 as well as intangible assets acquired as a result of our acquisition of Greenlight in January 2003. Intangible assets are being amortized on either a 50 percent declining basis or on a straight line basis depending on the estimated useful life of the underlying intangible asset and the estimated economic benefit anticipated from such asset.

Integration costs

Integration costs related to the Greenlight acquisition were $0.3 million for the three months ended June 30, 2003 and $0.8 million for the six months ended June 30, 2003, without corresponding amounts for the same periods in 2002. The integration costs reflect incurred non-recurring expenses relating to integrating Greenlight. These costs consist of relocation of employees, involuntary terminations, inventory writedowns and direct travel costs incurred as we align resources and eliminate duplication of expenses.

Interest

Interest income, net of bank charges and interest paid, was $0.2 million for the three months ended June 30, 2003, compared with $0.3 million for the same period in 2002. For the six months ended June 30, 2003, interest income, net of bank charges and interest paid, was $0.4 million compared with $0.6 million for the six months ended June 30, 2002. This decrease is primarily attributable to a reduction in short-term investments over the past year.

Foreign currency

Foreign currency gains were $2.2 million for the three months ended June 30, 2003 compared with foreign currency gains of $2.0 million for the same period in 2002. For the six months ended June 30, 2003, foreign currency gains were $4.3 million compared with foreign currency gains of $1.9 million for the six months ended June 30, 2002. The foreign currency gains result primarily from the holding of Canadian denominated short-term investments and the strengthening of the Canadian dollar against the U.S. dollar during the second quarter and first six months of 2003.

Net loss

Net loss was $5.4 million for the three months ended June 30, 2003 compared with a net loss of $3.5 million for the same period in 2002. For the six months ended June 30, 2003, the net loss was $7.8 million compared with a net loss of $8.5 million for the six months ended June 30, 2002. The year over year improvement for the first six months is primarily attributable to increased gross profits of $3.4 million and increased net foreign exchange gains of $2.3 million, which were partially offset by increased SG&A of $3.0 million; integration costs of $0.8 million; increased net R&D costs of $1.6 million; and a net decrease in combined depreciation and amortization of $0.6 million.

Basic loss per share was $0.10 for the three months ended June 30, 2003 compared with $0.07 for the same period in 2002. For the six months ended June 30, 2003, the basic loss per share was $0.15 compared with a basic loss per share of $0.18 for the six months ended June 30, 2002. Excluding the amortization of intangible assets of $0.12 and $0.16 for the six months ended June 30, 2003 and 2002 respectively, the non-GAAP basic earnings per share would have been approximately $0.02 for the six months ended June 30, 2003 compared with a basic loss per share of $0.01 for the same period in 2002.

The number of common shares outstanding at June 30, 2003 was 53,082,854. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the three months and six months ended June 30, 2003 as the effect would be anti-dilutive.

As at June 30, 2003, there were 3,375,896 stock options issued and outstanding, of which 1,740,652 were exercisable. As at June 30, 2003 there were 2,470,436 share purchase warrants outstanding, of which 1,235,220 have been released from escrow.

Liquidity and Capital Resources

At June 30, 2003, we held cash and short-term investments of $55.3 million, compared with $60.1 million in cash and short-term investments at December 31, 2002. Combined, cash and short-term investments increased by $0.6 million during the second quarter 2003. The increase is attributable to gross profits, significant foreign currency gains and a substantial reduction in working capital which was partially offset by cash used for operating expenses.

Cash used in operations for the three months ended June 30, 2003 was $1.1 million compared with $1.6 million used for the same period in 2002. For the six months ended June 30, 2003,cash used in operations was $4.7 million compared with $2.6 million for the six months ended June 30, 2002.

Capital Expenditures

Capital expenditures were $0.7 million in the three months ended June 30, 2003 compared with $0.4 million for the same period in 2002. For the six months ended June 30, 2003, capital expenditures were $1.2 million compared with $0.8 million for the six months ended June 30, 2002. Property, plant and equipment of $2.1 million was acquired through the acquisition of Greenlight. Expenditures for R&D test equipment continue to represent the primary outlays for capital expenditures.

Litigation

Subsequent to the end of the quarter, we received a favorable ruling in a patent infringement lawsuit brought against the Company in Federal Court in Houston, Texas by Lynntech Inc. The lawsuit alleged that Hydrogenics infringed two United States patents relating to fuel cell testing. The court ruling established that Hydrogenics does not infringe either of the asserted patents as a matter of law. We are currently pursuing claims to recover attorney's fees and costs associated with the litigation.

Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to the Exchange Act Rule 13a-14. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were adequate and effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries. There have been no significant changes to the Company's internal records or in other factors which would significantly affect internal controls subsequent to the date the Company carried out its evaluation.

HYDROGENICS CORPORATION
Consolidated Balance Sheets

As at June 30, 2003 and December 31, 2002
(thousands of U.S. dollars)


                                                     JUNE 30,       December 31,
                                                      2003              2002
                                                   -----------      ------------
                                                   (unaudited)
ASSETS
Current assets
   Cash                                             $  2,003          $    994
   Short-term investments                             53,286            59,057
   Accounts receivable                                 6,218             5,664
   Grants receivable                                     704               396
   Inventories (note 4)                                4,286             4,780
   Prepaid expenses                                      925               316
                                                    --------          --------
                                                      67,422            71,207


Deposits                                                 104               103
Property, plant and equipment                          6,018             3,855
Future tax assets                                      4,326                --
Intangible assets                                     22,551            15,512
Goodwill                                               5,262                --
                                                    --------          --------
                                                    $105,683          $ 90,677
                                                    ========          ========


LIABILITIES
Current liabilities
Accounts payable and accrued liabilities            $  5,608          $  4,105
Unearned revenue                                         503               571
Income taxes payable                                     160               144
                                                    --------          --------
                                                       6,271             4,820


Long term debt                                           616               425
Future tax liabilities                                 4,326                --
                                                    --------          --------
                                                      11,213             5,245
                                                    ========          ========

SHAREHOLDERS' EQUITY (NOTE 8)
Share capital and other equity                       131,630           114,748
Deficit                                              (33,114)          (25,270)
Foreign currency translation adjustment               (4,046)           (4,046)
                                                    --------          --------
                                                      94,470            85,432
                                                    --------          --------
                                                    $105,683          $ 90,677
                                                    ========          ========


The accompanying notes form an integral part of these financial statements

HYDROGENICS CORPORATION
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

For the three and six-month periods ended June 30, 2003 and 2002
(thousands of U.S. dollars, except for share and per share amounts)


                                                                 THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                     JUNE 30,                                JUNE 30,
                                                          -------------------------------         -------------------------------
                                                             2003                 2002               2003                 2002
                                                          -----------         -----------         -----------         -----------
Revenues                                                  $     6,841         $     3,471         $    15,250         $     5,611

Cost of revenues                                                4,606               2,413              10,237               3,963
                                                          -----------         -----------         -----------         -----------
                                                                2,235               1,058               5,013               1,648
                                                          -----------         -----------         -----------         -----------
Operating expenses
     Selling, general and administrative                        3,212               1,481               5,607               2,637
     Research and development                                   3,023               1,057               4,566               1,930
     Research and development grants                             (473)                 --              (1,265)               (254)
     Depreciation of property, plant and equipment                621                 328               1,144                 623
     Amortization of intangible assets                          3,233               3,828               6,466               7,547
     Integration costs                                            327                  --                 790                  --
                                                          -----------         -----------         -----------         -----------
                                                                9,943               6,694              17,308              12,483
                                                          -----------         -----------         -----------         -----------
Loss from operations                                           (7,708)             (5,636)            (12,295)            (10,835)
                                                          -----------         -----------         -----------         -----------
Other income (expenses)
     Provincial capital tax                                       (48)                (35)                (92)                (70)
     Interest                                                     183                 254                 367                 563
     Foreign currency gains (losses)                            2,204               1,994               4,254               1,916
                                                          -----------         -----------         -----------         -----------
                                                                2,339               2,213               4,529               2,409
                                                          -----------         -----------         -----------         -----------
Loss before income taxes                                       (5,369)             (3,423)             (7,766)             (8,426)

Current income tax expense                                         40                  37                  78                  74
                                                          -----------         -----------         -----------         -----------
Net loss for the period                                        (5,409)             (3,460)             (7,844)             (8,500)

Deficit -- Beginning of period                                (27,705)             (9,699)            (25,270)             (4,659)
                                                          -----------         -----------         -----------         -----------
Deficit -- End of period                                      (33,114)            (13,159)            (33,114)            (13,159)
                                                          ===========         ===========         ===========         ===========
Net loss per share
      Basic and diluted                                         (0.10)              (0.07)              (0.15)              (0.18)

Shares used in calculating basic and diluted
     net loss per share                                    53,063,398          48,353,063          52,893,645          48,236,033


The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)

For the three and six-month periods ended June 30, 2003 and 2002
(thousands of U.S. dollars)

                                                              THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                  JUNE 30,                         JUNE 30,
                                                           -----------------------         ------------------------
                                                             2003            2002            2003             2002
                                                           -------         -------         --------         -------
Cash provided by (used in):
OPERATING ACTIVITIES
   Net loss for the period                                 $(5,409)        $(3,460)        $ (7,844)        $(8,500)
   Items not affecting cash
      Depreciation of property, plant and equipment            621             328            1,144             623
      Amortization of intangible assets                      3,233           3,828            6,466           7,547
      Unrealized foreign exchange gains                     (2,074)         (2,072)          (4,424)         (1,997)
      Imputed interest on loans payable                         11              15               23              20
      Non-cash consulting fees                                  15              49               30              49
   Net change in non-cash working capital                    2,666            (265)              43            (320)
                                                           -------         -------         --------         -------
                                                              (937)         (1,577)          (4,562)         (2,578)
INVESTING ACTIVITIES
   Decrease in short-term investments                        3,551           1,905           10,075           2,714
   Purchase of property, plant and equipment                  (654)           (392)          (1,187)           (846)
   Purchase of intangible assets                                --             (50)              --             (50)
   Acquisition of business                                      --            (555)          (3,344)           (555)
                                                           -------         -------         --------         -------
                                                             2,897             908            5,544           1,263
FINANCING ACTIVITIES
   Decrease in loan payable                                     --               1              (26)              1
   Common shares issued                                         71              14               91             171
                                                           -------         -------         --------         -------
                                                                71              15               65             172
                                                           -------         -------         --------         -------
Increase (decrease) in cash during the period                2,031            (654)           1,047          (1,143)
Effect of exchange rate changes on cash                        (52)             --              (38)              2
Cash -- Beginning of period                                     24           1,152              994           1,639
                                                           -------         -------         --------         -------
Cash -- End of period                                      $ 2,003         $   498         $  2,003         $   498
                                                           =======         =======         ========         =======


The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)

June 30, 2003
(thousands of U.S. dollars, except for share and per share amounts)


1.   DESCRIPTION OF BUSINESS

     Hydrogenics Corporation (the "Company") designs, develops, manufactures and sells proton-exchange membrane (PEM) fuel cell automated test stations and fuel cell power products and provides engineering and other services.

     The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.   UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited balance sheet at June 30, 2003 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months and six months ended June 30, 2003 and 2002, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002, and also include the adoption of new accounting standards described in Note 3. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair statement of the results of operations for the interim periods presented. All adjustments reflected in the unaudited interim consolidated financial statements are of a normal recurring nature. Results for the three months and six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2002, and the summary of significant accounting policies included therein.

3.   NEW ACCOUNTING STANDARDS

     (a) Guarantees

     The Company has adopted the newly issued CICA Accounting Guideline No. 14 ("AcG 14") relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. The disclosures required by AcG 14 have been provided in note 5.

     Under U.S. generally accepted accounting principles ("U.S. GAAP") effective January 1, 2003, the Company adopted FASB Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107"("FIN 45"). FIN 45 requires that, upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

     (b) Asset retirement obligations

     Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

     (c) Extinguishment of debt

     Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. Adoption of this new standard did not have an impact on the Company's financial position, results of operations or cash flows.

     (d) Exit and disposal activities

     For U.S. GAAP the Company has adopted FASB SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

4.   INVENTORIES

                            JUNE 30,    December 31,
                              2003          2002
                            --------    ------------
     Raw materials           $1,971        $2,163
     Work-in-progress         1,852         2,156
     Finished goods             463           461
                             ------        ------
                             $4,286        $4,780
                             ======        ======


5.   GUARANTEES

     The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount if could be required to pay to counter parties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

     Information regarding the changes in the Company's aggregate product warranty liabilities is as follows for the six months ended June 30, 2003:

     Balance, December 31, 2002                                  $ 373
     Warranty provision assumed on
        acquisition of Greenlight                                   85
                                                                 -----
                                                                   458
     Accruals for warranties issued during the period              451
     Accruals for pre-existing warranties                           --
     Settlements made during the period                           (278)
                                                                 -----
     Balance, June 30, 2003                                        630
                                                                 -----

6.   EMPLOYEE STOCK BASED COMPENSATION

     For the three and six month periods ended June 30, 2003, a total of 881,793 stock options were granted under the terms of the employee stock option plan.

     Had the Company determined compensation cost based on the fair value methodology as presented in CICA 3870 "Stock Based Compensation and Other Stock Based Payments," the expense for the three and six month periods ended June 30, 2003 would have been $490 ($0.01 per share) and $577 ($0.01 per share) respectively. Pro-forma loss for the three and six months ended June 30, 2003 would have been ($5,899) (($0.11) per share) and ($8,421)
     (($0.16) per share) respectively.

     For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of between 3.50% and 4.86%,expected life of 4 years, expected volatility of between 65% and 77%,and no dividends.

7.   SEGMENTED FINANCIAL INFORMATION

     Commencing with the business acquisition described in note 11, the Company's management organizes and analyses the Company based on two reportable segments: Test and Power products.

     Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

     Power products include the design, development, manufacture and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer's facility.

     Other activities include providing corporate services such as treasury functions, corporate accounting, insurance and administration.

     Prior year comparative information for these reportable segments is not available and is impracticable for the Company to provide. Financial information by reportable segment for the three and six months ended June 30, 2003 is as follows:

                                           THREE MONTHS ENDED JUNE 30, 2003                   SIX MONTHS ENDED JUNE 30, 2003
                                      -----------------------------------------        --------------------------------------------
                                                   POWER                                            POWER
                                       TEST       PRODUCTS     OTHER      TOTAL         TEST       PRODUCTS      OTHER        TOTAL
                                      ------      --------     -----     ------        ------      --------      -----       ------
     Revenue from
        external customers             5,369        1,472        --       6,841        12,411        2,839         --        15,250

     Amortization of
        intangible assets              1,341        1,892        --       3,233         2,682        3,784         --         6,466

     Depreciation of property
        plant and equipment              305          316        --         621           509          635         --         1,144

     Interest -- net of
        interest expense                  --           --       183         183            --           --        367           367

     Income tax expense                   --           --        40          40            --           --         78            78

     Segment profit (loss) (i)        (1,579)      (4,013)      183      (5,409)       (1,388)      (6,366)       (90)       (7,844)

     Purchase of intangible
        assets during the period          --           --        --          --        13,505           --         --        13,505

     Purchase of goodwill
        during the period                 --           --        --          --         5,262           --         --         5,262


     Segment assets                                   AS AT JUNE 30, 2003
                                         --------------------------------------------
                                                     POWER
                                          TEST      PRODUCTS       OTHER       TOTAL
                                         ------     --------      ------      -------
     Intangible assets and goodwill      16,459      11,354           --       27,813

     Other assets (ii)                       --          --       77,870       77,870
                                         ------      ------       ------      -------
                                         16,459      11,354       77,870      105,683
                                         ======      ======       ======      =======

     (i) Segment profit (loss) includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

     (ii)The Company currently does not allocate assets among its reportable segments, with the exception of intangible assets and goodwill.

     Substantially all the Company's long-lived assets are located in Canada. The Company's goodwill relates to Canadian operations.

     Revenues and cost of revenues are derived from products and services as follows:


                            THREE MONTHS ENDED        SIX MONTHS ENDED
                                 JUNE 30,                  JUNE 30,
                           -------------------      -------------------
                            2003         2002         2003        2002
                           ------      -------      -------      ------
     REVENUES
        Products           $5,124      $ 1,960      $11,864      $2,982
        Services            1,717        1,511        3,386       2,629
                           ------      -------      -------      ------
                           $6,841      $ 3,471      $15,250      $5,611
                           ======      =======      =======      ======

     COST OF REVENUES
        Products           $3,721      $ 1,291      $ 7,969      $1,766
        Services              885        1,122        2,268       2,197
                           ------      -------      -------      ------
                           $4,606      $ 2,413      $10,237      $3,963
                           ======      =======      =======      ======

     The allocation of revenue determined by location of customers is as follows:


                          THREE MONTHS ENDED       SIX MONTHS ENDED
                               JUNE 30,                JUNE 30,
                         -------------------      -------------------
                          2003         2002         2003        2002
                         ------      -------      -------      ------
     United States       $4,904      $ 2,436      $ 9,315      $4,359
     Japan                  506           33        2,793          58
     United Kingdom         109          491          240         495
     Germany                885          381        1,778         381
     Rest of World          437          130        1,124         318
                         ------      -------      -------      ------
                         $6,841      $ 3,471      $15,250      $5,611
                         ======      =======      =======      ======


8.   SHAREHOLDERS' EQUITY

     Changes in shareholders' equity for the six months ended June 30, 2003 are as follows:

                                             COMMON SHARES                    EXPENSED                   FOREIGN         TOTAL
                                       ------------------------                 STOCK                   CURRENCY     SHAREHOLDERS'
                                         NUMBER         AMOUNT      WARRANTS   OPTIONS     DEFICIT     ADJUSTMENT       EQUITY
                                       ----------      --------     --------  --------    --------     ----------    -------------
     BALANCE AT DECEMBER 31, 2002      48,796,121      $109,997      $4,722      $29      $(25,270)      $(4,046)      $85,432

     Issuance of common shares
        on business acquisition         4,164,093        16,761          --       --            --            --        16,761

     Issuance of common shares
        on exercise of options            122,640            91          --       --            --            --            91

     Non employee stock
        options expensed                       --            --          --       30            --            --            30

     Net loss                                  --            --          --       --        (7,844)           --        (7,844)
                                       ----------      --------      ------      ---      --------       -------       -------
     BALANCE AT JUNE 30, 2003          53,082,854      $126,849      $4,722      $59      $(33,114)      $(4,046)      $94,470
                                       ==========      ========      ======      ===      ========       =======       =======


9.   NET LOSS PER SHARE

     Net loss per share is calculated using the weighted average number of common shares outstanding during the period. For the three and six month periods ended June 30, 2003 the weighted average number of common shares outstanding was 53,063,398 and 52,893,645 respectively. No effect has been given to the exercise of options and conversion of warrants in calculating the diluted loss per share for the three and six months ended June 30, 2003 and 2002 as the effect would be anti-dilutive.

10.  INTEGRATION COSTS

     Integration costs relate to reorganization and alignment activities associated with acquired businesses.

     In association with businesses acquired during the year, the Company expects to incur integration costs of $2,200. Integration costs incurred and charged to operations during the three months and six months ended June 30, 2003 include the following:

                                           THREE MONTHS ENDED   SIX MONTHS ENDED
                                                JUNE 30,            JUNE 30,
                                           ------------------   ----------------
                                             2003      2002      2003      2002
                                             ----      ----      ----      ----
     Relocation and retention charges        $121      $         $381      $ --

     Termination benefits                      45        --       119        --

     Consulting and information systems        36        --       102        --

     Travel and accommodation                  57        --       111        --

     Other                                     68        --        77        --
                                             ----      ----      ----      ----
                                             $327      $ --      $790      $ --
                                             ====      ====      ====      ====

     Substantially all integration costs relate to the Test segment.

11.  ACQUISITION OF BUSINESS

     On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies ("Greenlight"). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,761 at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed were as follows:

     Current assets                                $  2,970
     Property, plant and equipment                    2,120
     Future tax assets                                5,393
     Intangible assets                               13,505
     Goodwill                                         5,262
     Accounts payable and accrued liabilities        (3,549)
     Long term debt                                    (202)
     Future tax liabilities                          (5,393)
                                                   --------
                                                   $ 20,106
                                                   --------

     This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

     Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:


                                       Amount at
                                acquisition date          Estimated
                                               $          useful life
                                ----------------          -----------
     Order backlog                           541          1 year
     Customer relationships                5,045          3 years
     Computer software                     1,886          2 years
     Patentable technology                 6,033          3 years
                                          ------
                                          13,505
                                          ------


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

     The reconciliation of net loss based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                             THREE MONTHS ENDED              SIX MONTHS ENDED
                                                  JUNE 30,                        JUNE 30,
                                          -----------------------         -----------------------
                                            2003            2002            2003            2002
                                          -------         -------         -------         -------
     Net loss for the period based
        on Canadian GAAP                  $(5,409)        $(3,460)        $(7,844)        $(8,500)

     Stock based
        compensation (i)                      (45)           (129)           (105)           (283)
                                          -------         -------         -------         -------
     Net loss and comprehensive
        loss for the period based
        on U.S. GAAP (ii)                  (5,454)         (3,589)         (7,949)         (8,783)

     Net loss per share
        based on U.S. GAAP
           Basic and fully diluted          (0.10)          (0.07)          (0.15)          (0.18)


     i)  Stock-based compensation

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At June 30, 2003, equity balances for deferred stock-based compensation and stock options outstanding are $86 and $3,477, respectively

     Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the expense for the three month period June 30, 2003 would have been $714 (2002 - $496) or $0.01 per share (2002 - $0.01). Pro-forma loss for the three months ended June 30, 2002 would have been ($6,123) (2002 - ($3,956)) or ($0.12) (2002 - ($0.08)) per
     share.

     The expense for the six month period ended June 30, 2003 would have been $1,047 (2002 - $1,073) or $0.02 per share (2002 - $0.02). Pro-forma loss for the six months ended June 30, 2002 would have been ($8,891) (2001 - $9,573) or ($0.17) (2002 - $0.20) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of between 3.50% and 5.39%, expected life of four to ten years and expected volatility of between 65% and 113% and no dividends.

     ii) Comprehensive loss

     U.S. GAAP requires disclosure of comprehensive income which comprises net income (loss) and other comprehensive income. There were no items impacting the comprehensive loss during the period. Under Canadian GAAP, there is no standard for reporting comprehensive income (loss).